Filed by Zendesk, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No. 333-261512

The following is an excerpt from a transcript of Zendesk, Inc.’s Q4 2021 Earnings Call on February 10, 2022:

This transcript was prepared by a third party and has not been independently verified by Zendesk, Inc. (“Zendesk”) and may contain errors.

Corporate Participants

Jason Tsai - Zendesk, Inc., Vice President, Investor Relations

Mikkel Svane - Zendesk, Inc., Chairman, Chief Executive Officer & Founder

Shelagh Glaser - Zendesk, Inc., Chief Financial Officer

Management Discussion Section

JASON TSAI: Welcome to our Fourth Quarter 2021 Earnings Call and thank you for joining us today. I’m Jason Tsai, Head of Investor Relations at Zendesk. Joining me on the call today are Mikkel Svane, our Founder and CEO and Chair of the Board, and Shelagh Glaser, our Chief Financial Officer. [. . .]

[. . .] this presentation may contain information regarding the business, operations and financial results of Momentive and its subsidiaries. Such information has been prepared by Momentive, and Zendesk does not represent or warrant the accuracy of such information.

[. . .]

MIKKEL SVANE: Thanks so much, Jason, and welcome, everyone, to our fourth quarter 2021 earnings call. First, as some of you may have seen in a separate press release that we issued this afternoon, our Board of Directors received an unsolicited nonbinding proposal from a consortium of private equity firms to acquire Zendesk for between $127 and $132 per share. With the assistance of independent legal and financial advisers, our Board thoroughly reviewed the proposal and concluded that the offer significantly undervalues the company and is not in the best interest of our shareholders. The Board continues to believe strongly that the continued execution of its strategic plan, including the proposed acquisition of Momentive, will generate substantial additional long-term value for shareholders. The Board unanimously recommends a vote for its proposal to approve the issuance of Zendesk stock in connection with the transaction at the shareholder meeting on February 25. We will not be commenting further or taking any Q&A related to the unsolicited proposal. And instead, we’re going to focus on our strong quarterly and full year results, which we are very excited about.

[. . .]

I want to close out by saying that we look forward to the upcoming shareholder vote on our proposed acquisition of Momentive. In addition to the information that we provided at our Investor Day, we also published two presentations to provide further insight on the rationale and the merits of the transaction, which we encourage investors to review. We are committed to the acquisition and are excited about the outlook for the combined company. We’ve had a lot of conversations with our investor community over the last few weeks. They’ve been really good to have, even if they weren’t always super comfortable. We appreciate everyone’s willingness to dig in and to engage. Open discourse is how we really get clear about perspectives and expectations. It’s how we correct any misconceptions out there. And most importantly, it’s how we make sure everyone knows exactly why we are so committed to the vision and the plan we have outlined for Zendesk and Momentive.

That vision is to build a leader in customer intelligence. Zendesk powers billions of customer interactions every day. With Momentive, we can turn that into something much more powerful for our customers. Real customer intelligence that will help redefine how to strategically run a business. And that is a future that we are ridiculously excited about. We feel strongly about this opportunity and the plan that we have in place to make it a reality, and we hope our investors do as well. We are going to build a business with a $5 billion run rate by 2025 with improved margins and a stronger growth rate. And we believe that is in everybody’s best interest.

And with that, I’m going to turn it over to Shelagh to discuss our financial results for the quarter and for the year in more detail. Take it away, Shelagh.

SHELAGH GLASER: [. . .]

We generated $28 million in free cash flow in the quarter. For the full year 2021, we generated $140 million free cash flow, up 430% year-over-year. Our fourth quarter free cash flow was impacted by a systems update issue that temporarily impacted our collections in the quarter. That has now been fully resolved. As well, we had expenses related to our proposed Momentive acquisition.

[. . ..]

On free cash flow, consistent with our practice in previous periods, we continue to only provide free cash flow guidance for the year as we believe it’s best to assess cash flow performance over the longer term. However, I want to provide additional color since we expect our free cash flow in the quarter to be slightly negative. This is primarily due to the $14 million to $17 million in pre-close expenses related to the proposed acquisition of Momentive that we expect to incur. We expect free cash flow to rebound to normalized levels in the second quarter. Additionally, our full year guidance for free cash flow is to grow 28% at the midpoint.

[. . .]

Question and Answer Section

[. . .]

QUESTION: [. . .] And then Mikkel, just one quick one for you. Obviously, a lot of discussion on your end about shareholder value and things like that. Regardless of what happens in a few weeks on the vote, have you and the Board talked about buybacks and leveraging your balance sheet and things like that in a little bit different way? I realize you have a lot of balls in the air right now. So maybe that’s at the bottom of the list of discussion points. But it is — you are generating cash. There’s other things you could potentially do in that on that front. So I was just curious if that’s come up or if you want to punt that question, I’ll give you that option, too.

MIKKEL SVANE: Totally want to punt that. We are very, very focused on the upcoming transaction here and getting the vote. And this is – that’s definitely how we believe we can create the most shareholder value, building a $5 billion run rate company by 2025, improve margins, higher growth rate. We think that’s going to be great for everyone.

[. . .]

QUESTION: Mikkel, in the prepared remarks, you mentioned conversations with investors over the last few months on the pending Momentive deal. So what’s feedback been like so far? What’s some main points or some positives that people have focused on?

MIKKEL SVANE: I just want to repeat what I said in my prepared remarks here that we — like a lot of these — like it’s — we really appreciate our investors digging in and engaging in these conversations. And like that’s going to continue over the next couple of weeks. We realized that we surprised some of our investors with this acquisition. So giving them time to dig in and understand it better and really engaging with us in these conversations, it’s been very rewarding, and we believe it’s very productive, and we believe that’s going to continue over the next couple of weeks.

QUESTION: Perfect. I’ve liked hearing about Zendesk opportunity and the customer intelligence strategy over the last two presentations. But just one more on the deal. I know you’re fully committed to getting this acquisition passed over the next two weeks. But in the event it doesn’t go through, have you thought about potential next steps and what comes next for Zendesk?

MIKKEL SVANE: We have a strong operating plan for 2022 and we’re going to continue to execute on that. That’s for certain. And if for one reason or the other, the deal doesn’t go through, we’re going to continue to execute on our vision about building customer intelligence, but the path is — this path is going to be different. And we’ll have to kind of revisit some of our strategies there. But like we’re very, very committed to our vision. We believe we can build strong, strong shareholder value with that, and we believe that Momentive acquisition fits very, very neatly into that.

[. . .]

QUESTION: [. . .] Just on your earlier comments about the unsolicited offer. I understand you’re not going to comment on the offer specifically, but you did say that your view — your ability to generate excess value, in addition to where the offer came in. So maybe you can just go back and quantify for us the benefits of the Momentive transaction and some of the metrics that may actually benefit from that deal?

MIKKEL SVANE: And I want to keep it high level here. We have produced a lot of material that kind of — that lays out our path over the next couple of years towards building a company with a — almost $5 billion run rate by 2025, with a higher growth rate than we as an independent company and with better margins. So we believe that there’s a tremendous amount of shareholder value, shareholder value creation from building that, and we believe it’s going to be responded to very, very well by our customers and can become a new category and us, Zendesk, a category leader there. So we are very — we believe that we have laid out that in our various presentations that are available for us, and we’re very focused on that.

QUESTION: Sure. No, I appreciate it. Are there — are there near-term metrics we can look to and then say, 12 months after the close, for example, the cross-sell opportunity, which you’ve highlighted in your presentation, in your prior remarks, obviously, the combination of the products, the metrics we can look to post close, that should improve and prove that point you made earlier about excess value creation.

MIKKEL SVANE: And like we have committed to our shareholders in our conversations that we will be very, very transparent about the synergies that we are creating and help them understand quarter-by-quarter, our improvements on those metrics. And we’re very appreciate of our shareholders’ interest in monitoring that and working with us on that journey.

[. . .]

QUESTION:

Congratulations on the quarter. So Mikkel, there’s — with sort of multiple balls in the air here for you, Momentive, these third parties who are approaching you, the core business, I’m just curious, and I think shareholders might find it helpful too. What are your — as CEO, what are your top one or two priorities right now? What do you think are the most important things for you to be focusing on and getting done?

[. . ..]

MIKKEL SVANE: [. . .] I think like our investors want to see us execute. And like I’m very happy about having built a team that can just ensure that we can continue to execute a strong operational discipline, strong execution discipline. That is the foundation of whatever we want to do. So that’s — I think that’s one thing. And then, of course, we need to get to the vote and get the acquisition done with. And I think that’s the key top things for everybody to think about right now.

QUESTION: Okay. Great. And then if I can add just a follow-up, it’s only somewhat related. You’re closing these really big deals in big companies that supposedly are standardized on like Salesforce’s software. And I’m just curious, how does that work? How do you get in and do such big deals in companies that are supposedly standardized on other kind of customer engagement solution?

MIKKEL SVANE: Pat, I think this standardized on a specific vendor is like that’s a term from the ‘90s like, I don’t — nobody does that anymore. Like nobody — nobody wants to put on those handcuffs voluntarily. So like, no, I think that like — and that’s the promise of SaaS software. And actually, the early promises of SaaS software, we see that — some of that realization right now. And we are good at playing with others. We’ve always been very good at playing with others. And like, I think businesses today are much more focused on what they can get out of the solutions that all are kind of that like usually kind of focus on the technical integration and whatever back-end choice they had. Because us, the public cloud and so on, has taken care of a lot of those things. So they’re not really top of mind for businesses anymore.

[. . .]

MIKKEL SVANE: I don’t have so much more to say. Again, like we appreciate everybody leaning in and engaging with us on both like a quarter here, but also the strong metrics going forward and, of course, the upcoming transaction here, the acquisition of Momentive, that we look very much forward to completing. So thanks, everybody, for joining us today. Very proud about our quarter. Congratulations, team Zendesk. This was a fantastic Q4 and a tough Q4 in many parts of the world where we were all affected by Omicron and had families and friends and children sick, and so thanks so much, team. You did a great job. Thank you.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive Global Inc. (“Momentive”). In connection with the proposed transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus has been sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) current or future litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.